Filed pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Filing Person: Corporate Property Associates 18 – Global Incorporated
Subject Company: Corporate Property Associates 18 – Global Incorporated
Commission File Number: 000-54970

W. P. CAREY

CPA:18 GLOBAL


Gamma

The Proposed Merger of CPA®:18 – Global and W. P. Carey

Your clients' votes are needed!

Dear Financial Advisor,

On July 26, CPA®:18 – Global will hold a Special Meeting of Stockholders to approve the proposed merger of CPA®:18 – Global and W. P. Carey. Last month, proxy materials were distributed to CPA®:18 – Global stockholders to obtain their vote. In order for the merger to be approved, affirmative votes must be cast by at least a majority of the outstanding shares of CPA®:18 – Global common stock, excluding shares held by the advisor and other related parties.

We urge you to encourage your clients to vote as soon as possible to ensure that the meeting may occur on time. If investors do not vote, it will have the same effect as a vote against the proposed merger. **If there are not sufficient votes cast to approve the proposed merger, the Special Meeting may be adjourned and the proposed liquidation delayed.**

The proposed merger consideration of 0.0978 shares of W. P. Carey (NYSE: WPC) and $3.00 in

cash for each Class A or Class C share of CPA®:18 – Global common stock owned represents a 15-25% premium over CPA®:18 – Global's most recently published estimated net asset value of $9.07 per share, based on the range of W. P. Carey's closing stock prices during the period from May 1 through May 31, 2022. Because the exchange ratio is a fixed amount, the ultimate value of the stock component of the merger consideration, and accordingly the total merger consideration, received by CPA® :18 – Global investors may be higher or lower, depending on changes in W. P. Carey's stock price.

The CPA®:18 – Global board of directors recommends that all CPA®:18 – Global stockholders vote "**FOR**" the approval of the proposed merger.

Stockholders may authorize their proxy:

- By Internet: **www.proxyvote.com**
- By telephone: 1-800-690-6903 (automated); 1-877-777-5613 (live representative)
- By mail: Stockholders can sign and date their proxy card/voting instruction form and return it in the envelope provided

Should you have any questions or wish to receive a list of your clients eligible to vote in the merger, the W. P. Carey Investor Relations team would be happy to assist. The team can be reached at 1-800-WP CAREY (972-2739) or IR@wpcarey.com

We encourage you and your clients to read the Proxy Statement/Prospectus as well as the accompanying brochure. Thank you again for your continued confidence and support.

With best regards,

Jason E. Fox
Chief Executive Officer

Important Documents:

The Proposed Merger of CPA®:18 – Global and W. P. Carey

Proxy Statement/Prospectus

Merger Brochure

Financial Advisor Letter

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among other things, statements regarding intent, belief or expectations of CPA®:18 – Global and generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," "assume," "outlook," "seek," "forecast," and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the benefits of the proposed merger, annualized dividends, funds from operations coverage, integration plans and expected synergies, the expected benefits of the proposed merger, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed merger.

These statements are based on current expectations. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable risks or uncertainties, like the risks related to the effects of pandemics and global outbreaks of contagious diseases (such as the current COVID-19 pandemic) or the fear of such outbreaks, could also have material adverse effects on our business, financial condition, liquidity, results of operations, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on some of these factors are contained in CPA®:18 – Global's and W. P. Carey's filings with the SEC and are available at the SEC's website at http://www.sec.gov, including, but not limited to, Part I, Item 1A. Risk Factors in each company's Annual Report on Form 10-K for the year ended December 31, 2021 and Part II, Item 1A. Risk Factors in each company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the Proxy Statement/Prospectus that is included in the Registration Statement on Form S-4 filed by W. P. Carey with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this communication, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:18 –Global does not undertake to revise or update any forward- looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of the Proxy Statement/Prospectus.

WE URGE INVESTORS TO READ THE PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:18 – GLOBAL AND W. P. CAREY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CPA®:18 – GLOBAL, W. P. CAREY AND THE PROPOSED TRANSACTIONS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC's website (http://

www.sec.gov). In addition, these materials are also available free of charge by accessing CPA®:18 – Global's website (http://www.cpa18global.com) or by accessing W. P. Carey's website (http://www.wpcarey.com). Investors may also read and copy any reports, statements and other information filed by CPA®:18 – Global or W. P. Carey with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Participants in the Proxy Solicitation

Information regarding W. P. Carey's directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on March 28, 2022 in connection with its 2022 annual meeting of stockholders, and information regarding CPA®:18 – Global's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC by CPA®:18 – Global on February 25, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus, relevant materials filed by W. P. Carey on April 25, 2022, and other relevant materials filed with the SEC.

W. P. CAREY